Mail Stop 4561
									March 3, 2006

Mr. Jon E. Bortz
President and Chief Executive Officer
LaSalle Hotel Properties
3 Bethesda Metro Center, Suite 1200
Bethesda, MD 20814

      Re:	LaSalle Hotel Properties
		Form 10-K for Fiscal Year Ended December 31, 2005
		Filed February 23, 2006
		File No. 1-14045

Dear Mr. Bortz:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Exhibits

Exhibits 31.1 and 31.2

1. We note that you have omitted the language in the introduction to paragraph four that reads "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))." This language is required to be included in the certifications beginning with the first annual report required to contain management`s internal control report and in all certifications thereafter. Please revise to include the required language. Refer to Item 601(b)(31) of Regulation S-K and SEC Release
33-8238.

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.









      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Jon E. Bortz
LaSalle Hotel Properties
March 3, 2006
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